EXHIBIT 4.4

AMENDMENT TO 3% CONVERTIBLE PROMISSORY NOTE

This Amendment to 3% Convertible Note (the “Amendment”) effective August 15, 2012, by and among Liberator, Inc. (formerly known as Remark Enterprises, Inc.), a Nevada corporation (the “Borrower”) and Hope Capital Inc., a New York corporation (the “Lender”) amends that certain 3% Promissory Note due August 15, 2012, in the principal amount of $375,000 by and between the Borrower and Lender (the “Note”).

WHEREAS, on June 24, 2009, the Borrower issued to the Lender the Note (Note No.: 1.01); and

WHEREAS, the Note is convertible into securities of the Borrower; and

WHEREAS, the “Maturity Date” as defined under the Note is August 15, 2012; and

WHEREAS, the Borrower desires to retain its current working capital and to extend the Maturity Date; and

WHEREAS, the parties desire to restate certain terms of the Note relating to “Conversion Price Adjustments.”

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the parties agree as follows:

Amendment to Maturity Date. The Maturity Date, as defined under the Note, shall be August 15, 2013.

Amendment to Conversion Price. The Conversion Price, as defined under the Note, shall be fixed at $0.20.

Conversion Price Adjustments. Section 3(c) of the Note shall be amended and restated as follows:

“(c) Conversion Price Adjustments.

(i)                  Stock Dividends, Splits and Combinations. If the Company or any of its subsidiaries, at any time while the Note is outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities, (B) subdivide outstanding Common Stock into a larger number of shares, or (C) combine outstanding Common Stock into a smaller number of shares, then each Conversion Price (as defined below) shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 3(c)(i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

(ii)                Distributions. If the Company or any of its subsidiaries, at any time while the Note is outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its subsidiaries, then concurrently with such distributions to holders of Common Stock, the Company shall distribute to holder of the Note the amount of such indebtedness, assets, cash or rights or warrants which the holder of Note would have received had all the Note then held been converted into Common Stock at the applicable Conversion Price immediately prior to the record date for such distribution.

(iii)               Rounding of Adjustments. All calculations under this Section 3 or Section 2 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(iv)              Notice of Adjustments. Whenever any Conversion Price is adjusted pursuant to Section 3(c)(i) or (ii) above, the Company shall promptly deliver to the holder of the Note, a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

(v)                Change in Control Transactions. In case of any Change in Control Transaction, the Holder shall have the right thereafter to, at its option, (A) convert this Note, in whole or in part, at the then applicable Conversion Price into the shares of stock and other securities, cash and/or property receivable upon or deemed to be held by holders of Common Stock following such Change in Control Transaction, and the Holder shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which this Note could have been converted immediately prior to such Change in Control Transaction would have been entitled if such conversion were permitted, subject to such further applicable adjustments set forth in this Section 3 or (B) require the Company or its successor to redeem this Note, in whole or in part, at a redemption price equal to the outstanding Principal Amount and Interest Amount being redeemed. The terms of any such Change in Control Transaction shall include such terms so as to continue to give to the Holders the right to receive the amount of securities, cash and/or property upon any conversion or redemption following such Change in Control Transaction to which a holder of the number of shares of Common Stock deliverable upon such conversion would have been entitled in such Change in Control Transaction, and default interest and Interest Amounts payable hereunder shall be in cash or such new securities and/or property, at the Holder’s option. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

(vi)              Notice of Certain Events. If:

A.     the Company shall declare a dividend (or any other distribution) on its Common Stock; or

B.     the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

C.     the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

D.     the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property; or

E.      the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.”

Capitalized Terms. All capitalized terms which have not been defined shall have the meaning contained in the Agreement.

Ratification of the Note. In all other respects, the Note is ratified and confirmed.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment to 3% Convertible Promissory Note, effective as of the date first written above.

BORROWER	LENDER
LIBERATOR, INC.	HOPE CAPITAL INC.

By: /s/ Louis S. Friedman	By: /s/ Curt Kramer
Name: Louis S. Friedman	Name: Curt Kramer
Its: CEO	Its: President